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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09059917

ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-52993

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
(No. and Street)

New York (City) NY (State) 10036-4802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello 917-542-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

AB 3/20

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Shareholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Registered Public Accounting Firm Supplementary Report on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

לאומי
leumi

LEUMI INVESTMENT SERVICES INC.
MEMBER NASD, SIPC

AFFIRMATION

We, HILLEL WAXMAN and JOHN J. SANFRATELLO, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Leumi Investment Services Inc. ("LISI") for the year ended December 31, 2008, are true and correct. We further affirm that neither LISI nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/09

Signature Date

President

Title

2/26/09

Signature Date

Chief Financial Officer

Title

2/26/09

Notary Public

PETER J. CALABRESE
Notary Public, State of New York
No. 01CA6126156
Qualified in Suffolk County
Term Expires April 25, 2009

562 Fifth Avenue
New York, NY 10036
212.407.4353
212.407.4351 fax
www.leumiusa.com

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Leumi Investment Services Inc.

We have audited the accompanying statement of financilal condition of Leumi Investment Services Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2009

Leumi Investment Services Inc.
(A wholly-owned subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 8,339,072
Deposit with clearing organization	100,000
Securities owned – at fair value	11,324,254
Receivable from clearing organization	731,286
Equipment and leasehold improvements, less accumulated depreciation and amortization of $117,558	65,016
Deferred tax assets	474,657
Prepaid expenses	62,867
Other Assets	817,316
Total assets	$ 21,914,468
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 91,490
Liabilities in respect of employee benefit plans	838,791
Payable to Parent	3,154,741
Total liabilities	4,085,022
Shareholder's equity:	
Common stock, $1.00 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(469,514)
Retained earnings	15,183,413
Total shareholder's equity	17,829,446
Total liabilities and shareholder's equity	$ 21,914,468

See notes to statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly-owned subsidiary of Bank Leumi USA (the "Parent"), which is a subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the "Bank"), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to individual and institutional customers located throughout the world.

LISI is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post-retirement benefits and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes: LISI's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. LISI uses the asset and liability method, at currently enacted rates, in providing income tax expense. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws.

Securities owned: Securities held principally for resale in the near term are classified as trading and are recorded at their fair value.

1. Organization and Summary of Significant Accounting Policies (continued)

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Fair Value of Financial Instruments: All financial assets and liabilities are carried at fair value or amounts that approximate fair value. In accordance with provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements,* the fair value of these financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Employee Benefit Plans: The cost of pension and other post-retirement plans are determined on the basis of actuarial valuations. LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees and receives an allocation of such costs.

New Accounting Pronouncement: In October 2008, the Financial Accounting Standard Board ("FASB") issued Staff Position ("FSP") 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.* FSP 157-3 clarifies the application of SFAS No. 157, which the Company adopted as of January 1, 2007, in cases where a market is not active. LISI has considered the guidance provided by FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and the impact was not material.

In June 2006, FASB issued Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes,* an interpretation of SFAS No. 109, *Accounting for Income Taxes.* FIN 48 clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for fiscal years beginning on or after December 15, 2006. However, subsequently, FASB issued FSP FIN-48-3, which defers the effective date of FIN 48 for nonpublic enterprises. FIN 48 is applicable to LISI, being a nonpublic enterprise, from January 1, 2009. The adoption of FIN 48 is not expected to have a material impact on LISI's statement of financial condition.

2. Securities Owned

As of December 31, 2008, LISI has investments in treasury bills and note of $11,324,254 which mature within one year and are classified as trading securities. These investments are stated at fair value based on a quoted market bid price.

3. Net Capital and Other Regulatory Requirements

LISI is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2008, LISI had net capital of $9,330,312, which was $9,057,978 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was 0.44 to 1.

LISI has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "PAIB reserve computation" with regard to all the assets of LISI held by the respective clearing firm. Consequently, the assets of LISI held at the clearing firm are treated as allowable assets for purposes of LISI's net capital computation.

4. Income Taxes

LISI is included as part of the consolidated Federal income tax return filed by BLL Corp. As of December 31, 2008, LISI had gross deferred tax assets of $474,657, primarily due to net unrealized actuarial losses on employee benefit plans and the book and tax depreciation difference on fixed assets. Management believes that the deferred tax assets will be fully utilized in the future. Accordingly, no valuation allowance has been recorded.

5. Related-Party Transactions

LISI has cash of $7,005,251 held in an interest free checking account with the Parent as of December 31, 2008.

Pursuant to a service agreement, the Parent provided certain operating and other administrative support facilities and services to LISI. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

6. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

LISI applies the provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LISI. LISI's liability under these arrangements is not quantifiable. However, the potential for LISI to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2008, there were no amounts owed to the clearing broker by these customers.

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. LISI's liability under these arrangements is not quantifiable.

7. Commitments and Contingencies

LISI is subject to certain legal actions which arise out of the normal course of business including a regulatory investigation associated with the improper actions in 2003 and 2004 of one of its fixed-income traders. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of LISI.

8. Employee Benefit Plans

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees. The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Parent measures the plan assets and the benefit obligations at each fiscal year end and recognizes the compensation cost of employee's pension benefits (including prior service cost) over the employee's approximate service period. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets. The Parent amortizes (as a component of employee benefit expense) unrecognized net gains and losses over the average future service of active participants to the extent that the gain/loss exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

LISI also participates in the Parent's defined contribution sheltered savings plan that covers substantially all employees who have completed one year of service. LISI's contribution is 50% of each participant's contribution but is limited to 3% of base compensation for employees who joined LISI on or before December 31, 2006. A participant hired on or after January 1, 2007, who is not eligible to participate in the defined benefit pension plan sponsored by the Parent, will receive a matching contribution equal to 50% of his/her salary deduction up to 6% of eligible earnings during the first three years of employment. After completing three years of service, the amount of matching contribution will increase to 66.67% of his/her salary deduction up to 6% of eligible earnings. After completing five years of service, the amount of matching contribution will be increased to 88.33% of his/her salary deduction up to 6% of eligible earnings. After completing nine years of service, the amount of matching contribution will be increased to 100% of his/her salary deduction up to 6% of eligible earnings. As of October 1, 2008, any new hire will automatically be enrolled in the Plan. The default contribution is 6%. The new retirement target funds will be the default funds if no election is made. As of November 1, 2008, existing employees who are not participating in the plan are also automatically enrolled. Participants may elect to contribute up to 15% of their base salary, subject to Internal Revenue Service limitations.

9. Fair Value of Financial Instruments

Securities owned are stated at fair value based on bid quoted market prices. These securities are actively traded in the market and thus, fall under Level 1 hierarchy of fair value. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Leumi Investment Services Inc.
(A Wholly-Owned Subsidiary of Bank Leumi USA)
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Filed in accordance with rule 17a-5(c)(3) as a public document